

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

Via E-mail
Balbir S. Bindra
Vortex Capital Ltd.
ICC Tower 12/F
1 Austin Road
West Kowloon
Hong Kong

Re:   **Pan American Goldfields Ltd.**
**Preliminary Proxy Statement on Schedule 14A**
**Filed May 31, 2013 by Vortex Capital Asset Management Ltd. et al.**
**File No. 000-23561**

Dear Mr. Bindra:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

General

1.   We noticed that the disclosure on page three indicated plans to post the definitive proxy statement to a web site.  Because this disclosure used the term "Important Notice," the disclosure impliedly suggests the participants intend to rely on Rule 14a-16 to distribute the definitive proxy statement.  In light of the time constraints on the availability of that rule, please confirm that the participants do not intend to rely on Rule 14a-16.

Proposal One | Election of Directors

2.   Please revise the disclosure to modify or delete the statement that group membership alone results in shared beneficial ownership among group members.  Only the group itself, and not its membership, is deemed to have acquired the beneficial ownership of its members under Rule 13d-5(b).

3.      Advise us, with a view toward revised disclosure, whether or not an indemnification agreement exists between the nominees named in proxy statement and the Vortex parties. Refer to Item 7(b) of Schedule 14A.

4.      The disclosure indicates that the Vortex parties are only nominating five director nominees notwithstanding the fact Pan American Goldfields has six director positions open.  Affirmatively disclose at the outset of this proposal description that security holders will be disenfranchised from voting with respect to the sixth director position. . In addition, please disclose all potential material consequences of using shareholder proxies to vote for less than all the positions open for election, including whether the remaining seats are likely to be vacant or filled by the registrant's nominees. See SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76.

5.      Advise us of the basis upon which the Vortex parties have concluded the nominees for director have been made in full compliance with the advanced notice bylaw of Pan American Goldfields.  Depending upon the response to this comment, the proxy statement may need to be revised to indicate that a risk exists that the director nominees will not be introduced at the annual meeting as candidates eligible to be elected to the Board in this year's election.  Discuss any plans to litigate the issue if challenged.

Bloated Expenses, page 7

6.      The disclosure indicates "The Company had an incredible $3,513,478 in general and administrative expenses…"  Revise to indicate, if true, that of the $3.5 million in general and administrative expenses, only $1.08 million is *attributable* to the issuer under the joint venture agreement with MRT (as distinguished from the actual amount spent by the issuer).  It appears, based on the issuer's Form 10-K, that the $1.08 million attributable to the issuer was the result of actual mining operations conducted by MRT.  In addition, the disclosure should be balanced to make clear that the $3.5 million in general and administrative expenses includes non-cash expenses of $696,000 of stock-based compensation.   The disclosure should be further qualified by indicating that the actual cash used in the issuer's operating activities during FY 2013 was only $1.3 million.

Solicitation of Proxies, page 20

7.      Revise to indicate the class of employees expected to be used to solicit proxies.  See Item 4(b)(2) of Schedule 14A.

8.      The disclosure indicates that proxies will be solicited by mail.  In view of the filing date of the preliminary proxy statement, the fact revisions need to be made, and scheduled meeting date of the issuer, advise us, with a view toward revised disclosure, whether mailing the proxy statement will be accomplished in time to receive executed proxies. Explain to us how such mailing will occur.

Other Participant Information, page 20

9.      Revise the discussion regarding that statement that beneficial ownership is imputed by virtue of each of the participants' agreement to be part of a group.  While the group formed by the participants is deemed to have acquired the beneficial ownership of its members by operation of law, beneficial ownership is not transferred between the members of the group absent an express agreement between the individual group members the subject of which results in a grant of voting or investment power or otherwise involves a conveyance of beneficial ownership as described in Rule 13d-3.

10.     The associated Schedule 13D filing indicates that 700,000 shares are attributed to Emilio Alvarez as a beneficial owner.  These shares do not appear to have been reflected in the table offered to provide the disclosures required by Item 5(b) of Schedule 14A.  Please ensure that the disclosures are aligned with respect to this apparent transaction or any others, or advise.

Schedule II

11.     A typographical error appears to exist in the first full sentence that renders the meaning of the disclosure incomplete.  Please revise.

12.     It has been brought to our attention that Emilio Novela Berlin, the 18.13% holder identified in the beneficial ownership table, has asked that the issuer direct any correspondence relating to his ownership to you, Mr. Balbir S. Bindra of the Vortex parties.  Advise us, with a view toward revised disclosure, whether or not Mr. Berlin should be identified as a participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A.  In addition, advise us whether or not Mr. Berlin has become a member of the Vortex group.

Form of Proxy

13.     The description of the intended use of the discretionary authority available under Rule 14a-4(b) indicates that the proxy holders plan to use such authority to vote "EVERY `EVERY YEAR.'"  Please advise us, with a view toward revised disclosure, whether or not this disclosure is correct.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the participants are in possession of all facts relating to their disclosure, the issuer is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202.551.3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Steve Wolosky, Esq.
Jason W. Soncini, Esq.
Olshan Frome Wolosky LLP